

June 14, 2012

Via E-mail
Philip P. Conti
Senior Vice President and Chief Financial Officer
EQT Midstream Partners, LP
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222

> **Re: EQT Midstream Partners, LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 5, 2012**
> **Response dated June 12, 2012**
> **File No. 333-179487**

Dear Mr. Conti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. We note that you have added references to "Joint Book-Running Managers" and "Co-Managers." Please delete these references, as they are not required by Item 501 of

Regulation S-K, conflict with plain English principles and are not material to an investment decision. If you wish to continue to use these designations, please limit their use to the "Underwriting" section.

Certain Relationships and Related Transactions, page 168

Review, Approval or Ratification of Transactions with Related Persons, page 174

3. Please disclose the specific categories of transactions that are deemed to be pre-approved under the policy. Please also disclose the factors under the policy to be utilized by you general partner's board of directors in deciding whether to approve or reject a related party transaction. See Item 404(b)(1)(i)-(ii) of Regulation S-K.

Units Eligible for Future Sale, page 198

4. We note your response to comment 24 in our letter dated March 13, 2012. Please disclose the amount of common units and subordinated units eligible for resale, as of the anticipated closing date of the offering contemplated by the registration statement, pursuant to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

EQT Midstream Partners, LP Unaudited Pro Forma Financial Statements, page F-2

Note 1. Basis of Presentation, Transactions and this Offering, page F-6

5. We note your revisions in response to comment 2 from our letter dated April 20, 2012. Please provide your investors with an estimate of the expense that will be recognized upon the issuance of phantom and performance units at the closing of this offering. In this regard, you may wish to use the midpoint of your offering price range in estimating this compensation expense. Please also disclose your methodology for estimating this compensation expense.

Note 3. Pro Forma Net Income per Unit, page F-7

6. Please refer to the proposed revisions contained in your letter dated June 12, 2012. We note your discussion in the second paragraph under this heading of pro forma earnings per unit calculated using 17.4 million common units. We also note your discussion in the fourth paragraph under this heading of pro forma earnings per unit calculated using 11.6 million common units. To more clearly explain the difference between these two calculations to your readers, please revise the fourth paragraph under this heading to clarify that this calculation is in accordance with SAB Topic 1B.3. Alternatively, you may remove the presentation of SAB Topic 1B.3 earnings per unit from your pro forma financial statements.

EQT Midstream Partners Predecessor Financial Statements, page F-9

7. Please refer to the proposed revisions contained in your letter dated June 12, 2012. We note your calculation of pro forma earnings per common unit for the most recent annual period and subsequent interim period and the explanation of this calculation in Note 2 to your annual and interim financial statements. In accordance with SAB Topic 1B.3, this calculation should be based on the number of common units whose proceeds would be necessary to pay the portion of the dividend that exceeds the current year's historical earnings. However, your current calculation reflects the number of common units whose proceeds would be necessary to pay the portion of the dividend that exceeds your pro forma earnings as calculated under Article 11 of Regulation S-X. Please revise your calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer at (202) 551-3855 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Dietrich King at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Jonathan Lushko
       EQT Midstream Partners, LP

       Laura L. Tyson
       Baker Botts L.L.P.